     UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

 Morgans Hotel Group Co.
_____________________
(Name of Issuer)

Common Stock, par value $0.01 per share
___________________________
(Title of Class of Securities)

61748W108
_____________________
(CUSIP Number)

 Richard J. McCready
NorthStar Capital Investment Corp.
399 Park Avenue, 18th Floor
New York, New York 10022
Telephone: (212) 547-2600
____________________

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

 September 7, 2007 and September 19, 2007
____________________
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

CUSIP NO. 13D
61748W108

1. NAMES OF REPORTING PERSONS: NorthStar Capital Investment Corp.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

7. SOLE VOTING POWER:
NUMBER OF	2,787,022 Shares
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares
OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	2,787,022 Shares
PERSON	10. SHARED DISPOSITIVE POWER:
WITH	0 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		2,787,022
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)			[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.0%

14. TYPE OF REPORTING PERSON: CO

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: NCIC MHG Subsidiary LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:
NUMBER OF	871,815 Shares
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares
OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	871,815 Shares
PERSON	10. SHARED DISPOSITIVE POWER:
WITH	0 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		871,815
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)			[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		2.5%

14. TYPE OF REPORTING PERSON: OO

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: NorthStar Partnership, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:
NUMBER OF	1,915,207 Shares
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares
OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	1,915,207 Shares
PERSON	10. SHARED DISPOSITIVE POWER:
WITH	0 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		1,915,207
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)			[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.5%

14. TYPE OF REPORTING PERSON: PN

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: W. Edward Scheetz

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO/PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:
NUMBER OF	1,221,884 Shares
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	1,623,090 Shares *
OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	1,221,884 Shares
PERSON	10. SHARED DISPOSITIVE POWER:
WITH	1,623,090 Shares *

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		2,844,974
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)			[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.19%

14. TYPE OF REPORTING PERSON: IN

*  Reflects only Mr. Scheetz’s proportionate economic and pecuniary interest in the Shares owned directly by NCIC MHG Subsidiary and NorthStar LP and the units owned directly by Residual Hotel Interest LLC, but does not include all of the Shares or units owned by NCIC MHG Subsidiary, NorthStar LP or Residual Hotel Interest LLC, which are reported and reflected elsewhere herein. Mr. Scheetz disclaims beneficial ownership of such Shares owned by NCIC MHG Subsidiary and NorthStar LP and such units owned by Residual Hotel Interest LLC, except to the extent of his economic interest therein has reflected in the numbers set forth on this page and the inclusion of these Shares and units elsewhere in this filing shall not be deemed an admission of beneficial ownership of all the reported Shares and units for the purpose of this filing or for any other purpose.

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: David T. Hamamoto

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:
NUMBER OF	1,083,564 Shares
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	924,408 Shares *
OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	1,083,564 Shares
PERSON	10. SHARED DISPOSITIVE POWER:
WITH	924,408 Shares *

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		2,007,972
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)			[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.78%

14. TYPE OF REPORTING PERSON: IN

* Reflects only Mr. Hamamoto’s proportionate economic and pecuniary interest in the Shares owned directly by NCIC MHG Subsidiary and NorthStar LP and the units owned directly by Residual Hotel Interest LLC, but does not include all of the Shares or units owned by NCIC MHG Subsidiary, NorthStar LP or Residual Hotel Interest LLC, which are reported and reflected elsewhere herein. Mr. Hamamoto disclaims beneficial ownership of such Shares owned by NCIC MHG Subsidiary and NorthStar LP and such units owned by Residual Hotel Interest LLC, except to the extent of his economic interest therein has reflected in the numbers set forth on this page and the inclusion of these Shares and units elsewhere in this filing shall not be deemed an admission of beneficial ownership of all the reported Shares and units for the purpose of this filing or for any other purpose.

        This Amendment No. 3, filed by NorthStar Capital Investment Corp (“NCIC”), NCIC MHG Subsidiary LLC (“NCIC MHG Subsidiary”), NorthStar Partnership, L.P. (“NorthStar LP”), Mr. W. Edward Scheetz and Mr. David T. Hamamoto (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 relates to the common stock, par value $.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2006 and amended by Amendments Nos. 1 and 2 thereto previously filed. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

        This Amendment No. 3 is filed to reflect the consummation of the transactions contemplated by Agreement and Plan of Merger, entered into on July 20, 2007, by and among NCIC and NorthStar LP and Messrs. Hamamoto and Scheetz, previously disclosed in Item 4. of Amendment Nos. 1 and 2 hereto, and filed as Exhibit 16 hereto, the consummation of a Stock Redemption Agreement, entered into on September 13, 2007, between DTH Holdings LLC and NCIC and, the consummation of a Separation Agreement and Release, dated September 19, 2007 between W. Edward Scheetz and the Company.  As a result of the consummation of such transactions, the Reporting Persons’ beneficial ownership of the Common Stock is now as set forth herein.

Item 4. Purpose of Transactions

        Item 4 is hereby amended in its entirety as follows:

        On May 18, 2007, Mr. Scheetz entered into a purchase plan with Banc of America Investment Services, Inc., in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “10b5-1 Purchase Plan”). The 10b5-1 Purchase Plan provides for periodic acquisition of Common Stock up to an aggregate of 100,000 shares through June 30, 2008. The 10b5-1 Purchase Plan has been amended on August 10, 2007. The 10b5-1 Purchase Plan and its amendment as of August 10, 2007 are attached as Exhibit 18 to this filing.

        Except for the 123,358 shares of Common Stock purchased by Mr. Scheetz in the open market subsequent to the IPO, each of the Reporting Persons acquired shares of Common Stock in connection with the Company’s IPO for investment purposes or in the ordinary course of business.

        As of the date of this statement, except as described herein, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedule I hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        Each of the Reporting Persons expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the

1   Neither the present filing nor anything contained herein shall be construed as an admission that NCIC, NCIC MHG Subsidiary or NorthStar LP constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Registration Rights Agreement (described in Item 6 below) and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

Item 5.          Interest in Securities of the Issuer

                              (a)     Based on information provided to the Reporting Persons by the Company, there were 34,729,000 shares of Common Stock outstanding as of the close of business on September 19, 2007.

                              As of September 19, 2007, NCIC may be deemed to beneficially own an aggregate of 2,787,022 shares of Common Stock, representing in the aggregate approximately 8.0% of the outstanding shares of Common Stock. Of the 2,787,016 shares of Common Stock, (i) 871,815 shares of Common Stock are beneficially owned by NCIC through its wholly-owned subsidiary, NCIC MHG Subsidiary, and (ii) 1,915,207 shares of Common Stock may be deemed to be beneficially owned by NCIC through its majority-owned subsidiary, NorthStar LP.

                              As of September 19, 2007, NCIC MHG Subsidiary beneficially owned 871,815 shares of Common Stock, representing in the aggregate approximately 2.5% of the outstanding shares of Common Stock.

                              As of September 19, 2007, NorthStar LP may be deemed to beneficially own 1,915,207 shares of Common Stock, representing in the aggregate approximately 5.5% of the outstanding shares of Common Stock.

                              As of September 19, 2007, Mr. Scheetz beneficially owned an aggregate of 1,221,884 shares of Common Stock and has an economic interest in 445,040 shares of Common Stock (out of the 915,207 shares of Common Stock beneficially owned indirectly by NCIC through its majority-owned subsidiary, NorthStar LP , which directly beneficially owns such 915,207 shares of Common Stock), in 408,733 non-voting units that are convertible into shares of Common Stock (out of the 1,000,000 units beneficially owned indirectly by NCIC through NorthStar LP and its majority-owned subsidiary Residual Hotel Interest LLC2, which directly beneficially owns such 1,000,000 units), and, in 769,317 shares of Common Stock (out of the 871,815 shares of Common Stock beneficially owned indirectly by NCIC through its wholly owned subsidiary, NCIC MHG Subsidiary2, which directly beneficially owns such 871,815 shares of Common Stock), representing in the aggregate approximately 8.19% of the outstanding shares. Of the 1,221,884 shares of Common Stock beneficially owned by Mr. Scheetz,

___________________________________

2 Mr. Scheetz  and Mr. Hamamoto disclaim beneficial ownership of these securities except to the extent of their respective economic interests therein , and the inclusion of these securities in this in this filing shall not be deemed an admission of beneficial ownership of all of the reported securities by Mr. Scheetz and Mr. Hamamoto for the purpose of this filing or for any other purpose.

4,962 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz, 2,400 of which are owned through two trusts which directly own such shares of common stock for the benefit of Mr. Scheetz's two minor children and the remainder of which are held directly in the names of such children. 10,000 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such shares of common stock, 123,358 shares of Common Stock represent Mr. Scheetz’s direct beneficial ownership of 123, 358 shares of Common Stock purchased by Mr. Scheetz in the open market subsequent to the IPO, 347,222 shares of Common Stock represent Mr. Scheetz's beneficial ownership of 166,667 vested stock options and 180,555 vested LTIP units convertible into Common Stock, and 736,342 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through WES Holdings LLC.

                              As of September 19, 2007, Mr. Hamamoto beneficially owned an aggregate of 1,083,564 shares of Common Stock, and has and has an economic interest in 445,375 shares of Common Stock (out of the 915,207 shares of Common Stock beneficially owned indirectly by NCIC through its majority-owned subsidiary, NorthStar LP1, which directly beneficially owns such 915,207 shares of Common Stock), in 409,041 non-voting units that are convertible into shares of Common Stock (out of the 1,000,000 units beneficially owned indirectly by NCIC through NorthStar LP and its majority-owned Re-sidual Hotel Interest LLC1, which directly beneficially owns such 1,000,000 units), and, in 69,992 shares of Common Stock (out of the 871,815 shares of Common Stock beneficially owned indirectly by NCIC through its wholly owned subsidiary, NCIC MHG Subsidiary1, which directly beneficially owns such 871,815 shares of Common Stock), representing in the aggregate approximately 5.78% of the outstanding shares of Common Stock. Of the 1,083,564 shares of Common Stock beneficially owned by Mr. Hamamoto, 347,222 shares of Common Stock represent Mr. Hamamoto’s beneficial ownership of 166,667 vested stock options and 180,555 vested LTIP units convertible into Common Stock, and 736,342 shares of Common Stock are indirectly beneficially owned by Mr. Hamamoto through DTH Holdings LLC.

                              None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days, except as set forth in the previous two paragraphs with respect to that portion of the stock options and LTIP units that vest in the next 60 days.

                              None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, beneficially owned any shares of Common Stock as of September 19, 2007, other than as set forth herein.

                              (b)     Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

                              (c)     Except  as reported herein or for the open market purchases by Mr. Scheetz set forth below, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto during the 60 days prior to and including September 19, 2007.

Shares	Price	Date
10,000	$18.3719	8/7/07
5,000	$17.84808	8/14/07
5,000	$18.00	8/15/07

Shares	Price	Date
10,000[2]	$19.0637	8/20/07
10,000[2]	$18.098	9/10/07

                              (d)     No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

                              (e)     Not applicable.

Item 7.          Material to be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end thereof:

        Exhibit                                                                                   Description

           18                                    10b5-1 Purchase Plan, dated as of May 18, 2007, between W. Edward Scheetz and Banc of America Investment Services, Inc., and amendment thereto as of
                                                   August 10, 2007.

           19                                    Separation Agreement and Release, dated September 19, 2007, between W. Edward Scheetz and Morgans Hotel Group, Inc.
                                                   (filed as Item 99.1 to 8-K filed by the Company on September 20, 2007 and incorporated herein by reference).

2  Represents shares of Common Stock purchased in an open market transaction pursuant to the 10b5-1 Purchase Plan adopted by Mr. Scheetz on May 18, 2007 and amended on August 10, 2007.

SIGNATURES

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007

NORTHSTAR CAPITAL INVESTMENT CORP.

By: /s/ Richard J. McCready
Name: Richard J. McCready
Title: Chief Operating Officer and Secretary

NCIC MHG SUBSIDIARY LLC

By: NorthStar Capital Investment Corp.,
Its Managing Member

By: /s/ Richard J. McCready
Name: Richard J. McCready
Title: Chief Operating Officer and Secretary

NORTHSTAR PARTNERSHIP, L.P.

By: NorthStar Capital Investment Corp.,
Its General Partner

By: /s/ Richard J. McCready
Name: Richard J. McCready
Title: Chief Operating Officer and Secretary

/s/ W. Edward Scheetz
W. Edward Scheetz

/s/ David T. Hamamoto
David T. Hamamoto

EXHIBIT INDEX

Exhibit	Description

1.	Formation and Structuring Agreement, dated as of October 25, 2006, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar
Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P. (incorporated by reference to Exhibit 10.4 to the registration statement on
Form S-1 (File No. 333-129277) filed by the Company)).

2.	Underwriting Agreement, dated as of February 13, 2006, by and among Morgans Hotel Group Co., Morgans Group LLC, Morgans Hotel Group LLC
and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in
Schedule I thereto, and the selling stockholders named in Schedule II thereto (previously filed).

3.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Capital Investment Corp. (previously filed).

4.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NCIC MHG Subsidiary LLC (previously filed).

5.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Partnership, L.P. (previously filed).

6.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. W. Edward Scheetz (previously filed).

7.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. David T. Hamamoto (previously filed).

Exhibit	Description

8.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. Richard J. McCready (previously filed).

9.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.
(previously filed).

10.	Joint Filing Agreement, dated as of February 22, 2006, by and among NorthStar Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar
Partnership, L.P., Mr. W. Edward Scheetz and Mr. David T. Hamamoto (previously filed).

11.	Power of Attorney, dated February 22, 2006, relating to NorthStar Capital Investment Corp. (previously filed)

12.	Power of Attorney, dated February 22, 2006, relating to NorthStar Partnership, L.P. (previously filed)

13.	Power of Attorney, dated February 22, 2006, relating to NCIC MHGSubsidiary LLC (previously filed).

14.	Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward Scheetz (previously filed).

15.	Power of Attorney, dated February 22, 2006, relating to Mr. David T. Hamamoto (previously filed).

16.	Agreement and Plan of Merger, dated as of July 20, 2007, by and among Edward Scheetz, David T. Hamamoto, NorthStar Capital Investment Corp.
and NorthStar Partnership, L.P. (previously filed).

17.	Underwriting Agreement, dated as of July 19, 2007, by and among Morgans Hotel Group Co., the selling stockholders named in Schedule II thereto
(including NCIC MHG Subsidiary and NorthStar LP), and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co.
Incorporated, as representatives of the several underwriters named in Schedule I thereto (previously filed).

18.	10b5-1 Purchase Plan, dated as of May 18, 2007, between W. Edward Scheetz and Banc of America Investment
Services, Inc., and amendment thereto as of August 10, 2007.

19.	Separation Agreement and Release, dated September 19, 2007 between W. Edward Scheetz and Morgans Hotel Group, Inc. (filed as Item 99.1 to 8-K filed by the Company on September 20, 2007 and incorporated herein by reference).